Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our condensed consolidated interim financial statements and the notes to the financial statements, which are included in this Report of Foreign Private Issuer on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on April 4, 2023, or the Annual Report, including the consolidated annual financial statements as of December 31, 2021 and their accompanying notes included therein.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains historical information and forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in the Annual Report. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

The terms “Steakholder Foods,” “Company,” “we,” “us” or “ours” in this Report of Foreign Private Issuer on Form 6-K refer to Steakholder Foods Ltd. and its subsidiaries, unless the context otherwise requires.

General

We are an international deep-tech food company, headquartered in Rehovot, Israel, that initiated activities in 2019 and are listed on the Nasdaq Capital Market under the ticker “STKH”. We believe that cultivated meat technologies hold significant potential to improve meat production, develop a sustainable livestock system, simplify the meat supply chain, and offer consumers a range of new product offerings.

We are on a mission to make meat sustainable, delicious, and clean. We aim to provide an alternative to industrialized animal farming that reduces carbon footprint, minimizes water and land usage, and prevents the slaughtering of animals. By adopting a modular factory design, we expect to be able to offer a sustainable solution for producing a variety of beef, chicken, pork and seafood products, both as raw materials and whole cuts.

We are developing cultivated meat technologies, including three-dimensional printing technology, together with biotechnology processes and customizable manufacturing processes in order to manufacture cultivated meat that does not require animal slaughter. We are developing a novel, proprietary three-dimensional bioprinter to deposit layers of customized bio-ink in a three-dimensional geometry to form structured cultivated meat. We believe that the cultivated meat production processes we are developing, which are designed to offer our eventual customers an alternative to industrial slaughter, have the potential to improve the quality of the environment, shorten global food supply chains, and reduce the likelihood of health hazards such as zoonotic diseases transferred from animals to humans (including viruses, such as virulent avian influenza and COVID-19, and drug-resistant bacterial pathogens, such as some strains of salmonella).

In August 2020, we announced the completion of Project Carpaccio, whereby we printed a thin slice of meat consisting of muscle and fat tissue developed from stem cells, having developed the entire growth process of the tissue components, followed by three-dimensional printing using our dedicated, in-house printer.

In December 2021, we announced that we had successfully three-dimensionally printed a 3.67 oz cultivated steak, primarily composed of cultivated fat and muscle tissues. While cultivated meat companies have made some progress developing unstructured, or even undifferentiated, alternative meat products, such as minced meat and sausage, to the best of our knowledge, the industry has struggled in developing high-margin, high-value structured and cultivated meat products such as steak. Unlike minced meat, a cultivated meat steak product has to grow in fibers and contain connective tissues and fat. To be adopted by diners, we believe that cultivated steaks will need to be meticulously engineered to look and smell like conventional meat, both before and after cooking, and to taste and feel like meat to the diner. We believe that we are the first company to be developing both a proprietary bioprinter and the related processes for growing cultivated meat to focus on what we believe is a high value sector of the alternative protein market.

In May 2022, we joined the UN Global Compact initiative, committing to ten universally accepted principles in the areas of human rights, labor, environment, and anti-corruption and to act in support of the issues embodied in the UN’s Sustainable Development Goals.

In July 2023, we announced that we had entered into a Memorandum of Agreement for Strategic Cooperation (MOA) with an accredited GCC-based governmental body as our strategic partner, to advance food security efforts through the application of our 3D printing technology. Commencing with an investment by the strategic partner in the construction of a pilot plant to produce printed hybrid-fish products, the MOA eventually aims to create a first-of-its-kind large-scale production facility in the Persian Gulf region. The agreement foresees a material initial down payment to us for the procurement of its 3D-printer technologies, followed by a milestone-based sales and procurement plan for industrial-scale output.

We are led by our Chief Executive Officer, Arik Kaufman, who has founded various Nasdaq- and Tel Aviv Stock Exchange, or TASE, -traded foodtech companies, and currently serves as director of Wilk Technologies Ltd.  He is also a founding partner of BlueOcean Sustainability Fund, LLC, or BlueSoundWaves, led by Ashton Kutcher, Guy Oseary and Effie Epstein, which has partnered with Steakholder to assist in attempting to accelerate the Company’s growth. Mr. Kaufman holds extensive personal experience in the fields of foodtech and bio-tech law, and has led and managed numerous complex commercial negotiations, as part of local and international fundraising, M&A transactions and licensing agreements. We have carefully selected personnel for the rest of our executive management team who possess substantial industry experience and share our core values.

Corporate Information

We were incorporated in May 2018 in Israel as DocoMed Ltd., and originally provided digital health services. In July 2019, we changed our name to MeaTech Ltd., or MeaTech, and commenced our cultured meat technology development operations. In January 2020, MeaTech completed a merger with Ophectra, whereupon the name of Ophectra was changed to Meat-Tech 3D Ltd., MeaTech 3D Ltd. and later Steakholder Foods Ltd. Our principal executive offices are located at 5 David Fikes St., P.O. Box 4061, Rehovot 7638205 Israel. The phone number at our principal executive offices is +972-73-332-2853.

Results of Operations

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

Research and Development Expenses. Research and Development expenses increased by 14%, from $3.0 million in the six-month period ended June 30, 2022 to $3.4 million in the six-month period ended June 30, 2023. The increase resulted mainly from our growing investment in research and development, especially personnel, as we achieve our milestones and expand our cultured meat technology capabilities.

Marketing Expenses. Marketing expenses decreased by 37%, from $1.9 million in the six-month period ended June 30, 2022 to $1.1 million in the six-month period ended June 30, 2023. The decrease resulted mainly from  decreases in consulting expenses resulting from a focusing our marketing strategy, and decreased share-based payment expenses.

General and Administrative Expenses. General and administrative expenses decreased by 33%, from $3.3 million in the six-month period ended June 30, 2022 to $2.2 million in the six-month period ended June 30, 2023. The decrease resulted mainly from decreased insurance expenses, and decreased share-based payment expenses.

Finance Expenses, Net. Finance expenses, net, reached $0.3 million in the six-month period ended June 30, 2023, compared to net finance income of $0.9 million in the six-month period ended June 30, 2022. The change resulted mainly from an increase in finance expenses due to an increase in the fair value of warrants that we issued to investors and re-measure periodically, and a decrease in the fair value of other assets that we re-measure periodically, partially offset by an increase in the fair value of financial instruments that we re-measure periodically, as well as interest received.

Net loss. Net loss from continuing operations decreased by 3%, from $7.2 million in the six-month period ended June 30, 2022 to $7.0 million in the six-month period ended June 30, 2023.

Discontinued operation. Net loss from a discontinued operation (that of Peace of Meat BV) increased by 62%, from $1.9 million in the six-month period ended June 30, 2022 (reclassified after Peace of Meat was determined to be a discontinued operation) to $3.1 million in the six-month period ended June 30, 2023. Peace of Meat ceased operations in April 2023, following a cessation of funding in the context of optimizing the Company’s funds and investment strategy, alongside enabling a greater focus on recently-announced core goals such as accelerating the commercialization of its 3D printing technology.

Liquidity and Capital Resources

As of June 30, 2023, we had $3.9 million in cash, cash equivalents and short-term bank deposits compared to $6.3 million as of December 31, 2022. The decrease resulted mainly from our ongoing operations. Subsequent to the balance sheet date, we completed a $6 million fundraising round. Pro forma to the capital raise and net of associated fees, our cash position as of June 30, 2023 was $9.4 million. We believe that our current working capital and cash flow from operations are sufficient to meet our operating cash requirements at least until Q2 2024.

Net cash used in operating activities

For the six months ended June 30, 2023, we used cash in the amount of $7.7 million in our operating activities, compared to $7.4 million for the six months ended June 30, 2022. The increase resulted mainly from the increasing scope of our research and development activities (especially manpower, materials and associated expenses).

Net cash used in investing activities

For the six months ended June 30, 2023, we used cash in the amount of $0.6 million in our investing activities, compared to $2.5 million for the six months ended June 30, 2022. The decrease resulted mainly from a decrease in equipment expenses following the discontinuation of activities of Peace of Meat in April 2023.

Net cash provided by financing activities

For the six months ended June 30, 2023, our net cash provided by financing activities was in the amount of $6.0 million, compared to $0.3 million for the six months ended June 30, 2022. The increase resulted from proceeds of a fundraising round.

Research and Development, Patents and Licenses, Etc.

There have been no material changes to our research and development activities from those reported under “Item 5.C.—Research and development, patents and licenses, etc.” in the Annual Report.

Critical Accounting Policies and Estimates

There have been no material changes to the significant accounting policies and estimates described in “Item 5.A. —Operating Results” in the Annual Report.